UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 24, 2019**

CATERPILLAR FINANCIAL SERVICES CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	**001-11241**	**37-1105865**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2120 West End Avenue, Nashville, Tennessee	**37203-0001**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(615) 341-1000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Medium-Term Notes, Series H, 3.300% Notes Due 2024	CAT/24	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

On July 24, 2019, Caterpillar Financial Services Corporation issued a press release reporting financial results for the quarter ended June 30, 2019. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated into this Item 2.02 by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished in accordance with the provisions of General Instruction B.2 of Form 8-K.

Item 9.01. Financial Statements and Exhibits.

d) Exhibits:
    The following is furnished as an exhibit to this report:

    99.1   Caterpillar Financial Services Corporation press release dated July 24, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CATERPILLAR FINANCIAL SERVICES CORPORATION

Date: July 24, 2019   By: */s/ Michael G. Sposato*
                                                   Michael G. Sposato
                                                   Secretary

Exhibit 99.1

Caterpillar Financial Services Corporation
2Q 2019 Earnings Release

July 24, 2019

FOR IMMEDIATE RELEASE

Cat Financial Announces Second-Quarter 2019 Results

Cat Financial reported second-quarter 2019 revenues of $757 million, an increase of $34 million, or 5%, compared with the second quarter of 2018. Second-quarter 2019 profit was $79 million, an $8 million, or 11%, increase from the second quarter of 2018.

The increase in revenues was primarily due to a $26 million favorable impact from higher average financing rates and a $14 million favorable impact from higher average earning assets, partially offset by a $10 million unfavorable impact due to the termination of a committed credit facility with Caterpillar and the absence of the related fees.

Second-quarter 2019 profit before income taxes was $141 million, a $41 million, or 41%, increase from the second quarter of 2018. The increase was primarily due to a $33 million decrease in provision for credit losses and a $28 million increase in net yield on average earning assets. These favorable impacts were partially offset by a $14 million increase in general, operating and administrative expenses and the $10 million unfavorable impact mentioned above related to the termination of a committed credit facility with Caterpillar.

The provision for income taxes reflects an estimated annual tax rate of 29% in the second quarter of 2019, excluding the discrete item discussed in the following paragraph, compared with 24% in the second quarter of 2018. The increase in the estimated annual tax rate is primarily due to changes in the geographic mix of profits.

The provision for income taxes in the second quarter of 2019 also included a $13 million charge for a valuation allowance against the deferred tax assets of a non-U.S. subsidiary.

During the second quarter of 2019, retail new business volume was $3.35 billion, a decrease of $210 million, or 6%, from the second quarter of 2018. The decrease was primarily driven by lower volume in Asia/Pacific, North America and EAME (Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS)), partially offset by higher volume in Mining.

At the end of the second quarter of 2019, past dues were 3.38%, compared with 3.16% at the end of the second quarter of 2018. The increase in past dues was primarily driven by EAME. Write-offs, net of recoveries, were $74 million for the second quarter of 2019, compared with $80 million for the second quarter of 2018. As of June 30, 2019, the allowance for credit losses totaled $523 million, or 1.81% of finance receivables, compared with $534 million, or 1.89% of finance receivables at March 31, 2019. The allowance for credit losses at year-end 2018 was $511 million, or 1.80% of finance receivables.

"We were pleased with the performance of our portfolio and business during the quarter, reflecting good operational execution by the global Cat Financial team," said Dave Walton, president of Cat Financial and vice president with responsibility for the Financial Products Division of Caterpillar Inc. "Our team remains focused on executing the strategy to help Caterpillar customers and dealers succeed through financial services solutions."

For over 35 years, Cat Financial, a wholly owned subsidiary of Caterpillar, has provided financial service excellence to customers. The company offers a wide range of financing solutions to customers and Cat® dealers for machines, engines, Solar® gas turbines, marine vessels and various operational needs. Cat Financial has offices and subsidiaries located throughout North and South America, Asia, Australia, Europe, Africa and the Middle East, with its headquarters in Nashville, Tennessee.

Caterpillar media contact: Kate Kenny, 224-551-4133 or Kenny_Kate@cat com

STATISTICAL HIGHLIGHTS:

SECOND-QUARTER 2019 VS. SECOND-QUARTER 2018
(ENDED JUNE 30, EXCEPT TOTAL ASSETS)
(Millions of dollars)

	2019	2018	CHANGE
Revenues	$ 757	$ 723	5 %
Profit Before Income Taxes	$ 141	$ 100	41 %
Profit (excluding profit attributable to noncontrolling interests)	$ 79	$ 71	11 %
Retail New Business Volume	$ 3,345	$ 3,555	(6)%
Total Assets at June 30 and December 31, respectively	$ 34,565	$ 34,181	1 %

SIX-MONTHS 2019 VS. SIX-MONTHS 2018
(ENDED JUNE 30)
(Millions of dollars)

	2019	2018	CHANGE
Revenues	$ 1,493	$ 1,413	6 %
Profit Before Income Taxes	$ 283	$ 224	26 %
Profit (excluding profit attributable to noncontrolling interests)	$ 177	$ 162	9 %
Retail New Business Volume	$ 5,697	$ 6,097	(7)%

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this earnings release may be considered "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may relate to future events or our future financial performance, which may involve known and unknown risks and uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by any forward-looking statements. From time to time, we may also provide forward-looking statements in oral presentations to the public or in other materials we issue to the public. Forward-looking statements give current expectations or forecasts of future events about the company. You may identify these statements by the fact that they do not relate to historical or current facts and may use words such as "believes," "expects," "estimates," "anticipates," "will," "should," "plan," "project," "intend," "could" and similar words or phrases. These statements are only predictions. Actual events or results may differ materially due to factors that affect international businesses, including changes in economic conditions, disruptions in the global financial and credit markets, and changes in laws, regulations and political stability, as well as factors specific to Cat Financial and the markets we serve, including the market's acceptance of our products and services, the creditworthiness of our customers, interest rate and currency rate fluctuations and estimated residual values of leased equipment. These risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K filed on February 14, 2019 with the Securities and Exchange Commission for the fiscal year ended December 31, 2018 and similar sections in our subsequent quarterly reports on Form 10-Q, which describe risks and factors that could cause results to differ materially from those projected in the forward-looking statements. Cat Financial undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.